UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. )*

Torbay Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

890888 10 0

(CUSIP Number)

Matthew N Balson, Esq.

General Counsel
Philly Financial, LLC

155 Revere Dr., Suite 10

Northbrook, IL 60062

(847) 291-7711

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Black Diamond Fund, LLLP 20-8805692

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000,000

	8.	Shared Voting Power NONE

	9.	Sole Dispositive Power 35,000,000

	10.	Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 890888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philly Financial, LLC 20-8853083

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000,000

	8.	Shared Voting Power NONE

	9.	Sole Dispositive Power 35,000,000

	10.	Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) IA
CUSIP No. 890888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wealth Strategy Partners LLP 06-1363864

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000,000

	8.	Shared Voting Power NONE

	9.	Sole Dispositive Power 35,000,000

	10.	Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) PN
CUSIP No. 890888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Melanie S. Altholtz Irreovcable Trust 20-7512202

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000,000

	8.	Shared Voting Power NONE

	9.	Sole Dispositive Power 35,000,000

	10.	Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 890888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Adam Altholtz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000,000

	8.	Shared Voting Power NONE

	9.	Sole Dispositive Power 35,000,000

	10.	Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) PN
CUSIP No. 890888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brandon Goulding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000,000

	8.	Shared Voting Power NONE

	9.	Sole Dispositive Power 35,000,000

	10.	Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.0001 par value (the “Common Stock”), of Torbay Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2967 Michelson Dr, Ste G 444, Irvine, CA 92612

Item 2.	Identity and Background

This Statement is being filed by Philly Financial, LLC, a Minnesota company, which serves as investment advisor to The Black Diamond Fund, LLLP, a Minnesota limited liability limited partnership. The principal business offices of Philly Financial are located at 155 Revere Dr., Suite 10, Northbrook, IL 60062. The principal business offices of The Black Diamond Fund, LLLP are located at 1800 Second St, Suite 758, Sarasota, FL 34236. The principal business offices of Wealth Strategy Partners LLP are located at 1800 Second St, Suite 758, Sarasota, FL 34236. Philly Financial is a company whose principal business focus is on investment-related activities, including making direct investments in public companies, with a focus on the Micro-Cap markets, as well as serving as an investment advisor to other funds looking to make investments in Micro-Cap markets. The Black Diamond Fund is an investment fund organized under the laws of Minnesota which focuses its investments primarily on publicly-traded companies in the Micro-Cap arena. Wealth Strategy Partners is organized under the laws of Florida and focuses on assisting its clients in maximizing their wealth through financial planning.

As of the date of this Statement, The Black Diamond Fund is the record owner of the Company Common Stock covered under this Statement and thus, has the direct power to vote and direct the disposition of the Shares.  As the investment advisor of The Black Diamond Fund, Philly Financial has the indirect power to vote and dispose of the Shares.  As the general partner of The Black Diamond Fund, Wealth Strategy Partners has the indirect power to vote and dispose of the Shares. As the general partner of Wealth Strategy Partners, the Melanie S. Altholtz Irrevocable Trust has the indirect power to vote and dispose of the Shares. The Reporting Persons have entered into a Joint Filing Agreement, dated August 27, 2007, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

The sole member and manager of Philly Financial is Brandon S. Goulding. Mr. Goulding’s business address is 155 Revere Dr., Suite 10, Northbrook, IL 60062. Philly Financial is Mr. Goulding’s primary business. The Trustee of the Melanie Altholtz Family Trust is Adam Altholtz. Mr. Altholtz’s business address is 1800 Second St, Suite 758, Sarasota, FL 34236. Each of the above-listed people is a United States citizen.  During the last five years, none of the above listed people has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Philly Financial, LLC and Brandon Goulding, its Manager, beneficially own the reported securities indirectly, but disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Item 3.	Source and Amount of Funds or Other Consideration

The Black Diamond Fund raised money through an offering of partnership interests. The proceeds of those partnership interests are for investing in companies primarily in the Micro-Cap markets. Black Diamond entered into an agreement with Torbay on June 29, 2007, whereby Black Diamond would purchase 7,500,000 shares of a new series of Torbay preferred stock to be designated as Series B preferred stock and 35,000,000 shares of Torbay common stock for an aggregate price of $1,778,000. No funds of Philly Financial or Wealth Strategy Partners were used to purchase the shares of Common Stock.

Item 4.	Purpose of Transaction

On June 29, 2007, the then-current management of Torbay resigned and a new management team was appointed. This new management team desired to pursue an acquisition strategy, whereby they would seek to acquire undervalued businesses with a history of operating revenues in markets that provide room for growth. In order to accomplish this strategy, Torbay needed what it estimated to be approximately $1,778,000 in funding. The Black Diamond fund agreed to invest $1,778,000 in Torbay in exchange for 7,500,000 shares of a new series of Torbay preferred stock to be designated as Series B preferred stock and 35,000,000 shares of Torbay common stock. The Series B preferred stock, which was not yet established at the time of the agreement, but which has since been established, carries 60 votes per share, is not convertible into Common Stock. The agreement, which is attached hereto as Exhibit 99.2, further provides Black Diamond with a series of put options on the shares of Preferred Stock in accordance with Section 3.4 of that agreement (see Exhibit 99.2). Upon receipt of the preferred shares, Black Diamond will have a majority of votes in Torbay.

Black Diamond intends to exercise the put options set forth in the agreement, whereby on a monthly basis, from August 2008 until December 2011, the company will be required to repurchase from Black Diamond some or all of its preferred shares.

The reporting persons have no current plans or proposals that would result in any of the following:

(a) (reserved)

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Prior to August 17, 2007, none of the reporting persons beneficially owned any shares of the Company’s stock. The reporting persons beneficially own 35,000,000 shares of the Company Common Stock, representing 18.4% of shares of the Company Common Stock reported to be outstanding as of August 20, 2007. There were 190,277,900 shares of the Company Common Stock outstanding as of August 20, 2007, based on information provided in the Company’s Quarterly Report on Form 10-QSB filed August 20, 2007.

The reporting persons beneficially own 7,500,000 shares of the Company Series B Preferred Stock, representing 100% of shares of the Company Common Stock reported to be outstanding as of August 20, 2007. There were 7,500,000 shares of the Company Series B Preferred Stock outstanding as of August 20, 2007, based on information provided in the Company’s Quarterly Report on Form 10-QSB filed August 20, 2007.

None of the reporting persons have ever sold any shares of the Company’s stock.

The Black Diamond Fund has the sole and direct power to vote and direct the disposition of the 35,000,000 Common Shares and 7,500,000 Series B Preferred shares. The remaining reporting persons have indirect power to vote said shares.

No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Philly Financial, LLC and Brandon Goulding, its Manager, beneficially own the reported securities indirectly, but disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

With the exception of the agreement incorporated herein by reference and set forth as exhibit 99.2 hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement by and between The Black Diamond Fund, Philly Financial, Wealth Strategy Partners, and the Altholtz Family Limited Partnership dated as of August 27, 2007.
99.2	Share Purchase Agreement by and between The Black Diamond Fund and Torbay Holdings, Inc. dated as of August 27, 2007.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHILLY FINANCIAL, LLC

August 27, 2007
Date

/s/ Brandon S. Goulding
Signature
Brandon S. Goulding, Manager
Name/Title

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE BLACK DIAMOND FUND, LLLP

August 27, 2007
Date

/s/ Adam Altholtz
Signature
Adam Altholtz, Trustee of General Partner of General Partner
Name/Title

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEALTH STRATEGY PARTNERS LLP

August 27, 2007
Date

/s/ Adam Altholtz
Signature
Adam Altholtz, Trustee of General Partner
Name/Title

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MELANIE S. ALTHOLTZ IRREVOCABLE TRUST

August 27, 2007
Date

/s/ Adam Altholtz
Signature
Adam Altholtz, Trustee
Name/Title